UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

CHECKPOINT THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

162828 206

(CUSIP Number)

Fortress Biotech, Inc. c/o Lindsay A. Rosenwald, M.D. 1111 Kane Concourse, Suite 301 Bay Harbor Islands, FL 33154 (781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 162828 206

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Fortress Biotech, Inc. 20-5157386

2.	Check the Appropriate Box if a Member of a Group

Not Applicable
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		2,444,239[1]
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		0
Person with
	9.	Sole Dispositive Power

		2,344,239[2]

	10.	Shared Dispositive Power

		100,000[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,444,239[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

11.3% of all outstanding shares of Issuer common stock[4]

14.	Type of Reporting Person

HC, CO

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[1]	Includes 100,000 shares of Issuer’s common stock underlying Warrants and 700,000 shares of the Issuer’s Class A common stock (both of which are described further below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class A common stock is convertible at any time, at the option of the holder, into one share of the Issuer’s common stock. Pursuant to the terms of the Class A common stock, the Reporting Person is entitled to cast, for each share of Class A common stock held by the Reporting Person, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of the shares of outstanding common stock and the denominator of which is the number of shares of outstanding Class A common stock. Accordingly, as long as the Reporting Person owns any shares of Class A common stock (and as long as no other person or entity owns any shares of Class A common stock), it will be able to control or significantly influence all matters requiring approval by the Issuer’s stockholders, including the election of directors and the approval of mergers or other business combination transactions. An aggregate 100,000 shares of Issuer common stock underlie Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person’s Chairman, President and Chief Executive Officer and Michael S. Weiss, the Reporting Person’s Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the “Warrants”). The Warrants, which have an exercise price of $1.29 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer’s common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is incorporated herein by reference as Exhibit 7.03. Mr. Weiss currently serves as the Chairman of the Issuer’s Board of Directors and also served as its Interim CEO and President from August 2015 until October 2015 and Executive Chairman from March 2015 until December 2016. Dr. Rosenwald currently serves as a member of the Issuer’s Board of Directors and, from November 2014 to August 2015, was the Issuer’s Interim Chief Executive Officer and President.

[2]	Excludes the 100,000 shares of Issuer’s common stock underlying the Warrants.

[3]	Consists solely of the 100,000 shares of Issuer’s common stock underlying the Warrants.

[4]	Percentage based upon 21,593,485 shares of the Issuer’s common stock and Class A common stock together as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, and 80,906 shares of Issuer’s common stock issued as an Offering Equity Grant (defined below).

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Explanatory Note:

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the statement on Schedule 13D, filed on May 26, 2017, and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such Schedule 13D filed respectively on April 19, 2019, January 13, 2023, April 19, 2023 and July 6, 2023 (collectively, the “Schedule 13D”), with the SEC relating to the Common Stock of Checkpoint Therapeutics, Inc. (the “Issuer”), by Fortress Biotech, Inc. (the “Reporting Person”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

Item 1.	Security and Issuer

This amendment to a statement on Schedule 13D relates to the common stock and the Class A common stock of the Issuer. The Issuer’s principal executive office is located at 95 Sawyer Road, Suite 110, Waltham, MA 02453.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.

(b)	The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.

(c)	The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.

(d) – (e)	During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this amendment to a Schedule 13D as a result of the acquisition of 80,906 shares of the Issuer’s common stock during the third fiscal quarter of 2023 as an Offering Equity Grant (as defined below). The Issuer issued the Offering Equity Grant pursuant to the terms of the Founders Agreement, entered into by the Reporting Person and the Issuer on March 17, 2015, and amended and restated on July 11, 2016 and amended on October 5, 2017 (the “Founders Agreement”). The Founders Agreement provides that, in exchange for the time and capital expended by the Reporting Person in the formation of the Issuer and the identification of specific assets the acquisition of which result in the formation of a viable emerging growth life science company, the Issuer (i) will issue annually to the Reporting Person, on January 1 of each calendar year, shares of common stock equal to two and one-half percent (2.5%) of the fully-diluted outstanding equity of the Issuer at the time of issuance (an “Annual Equity Grant”); and (ii) pay an equity fee in shares of Issuer common stock, equal to two and one-half percent (2.5%) of the gross amount of any equity or debt financing for the Issuer or any of its respective subsidiaries that occurs after the effective date of the original Founders Agreement and ending on the date when the Reporting Person no longer has majority voting control in the Issuer’s voting equity (an “Offering Equity Grant”).

The foregoing description of the Founders Agreement is qualified in its entirety by reference to the full text of the Founders Agreement which is incorporated herein by reference as Exhibits 7.04 and 7.05.

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Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for 100,000 shares underlying the Warrants described in Footnote 1 and any additional Annual Equity Grants or Offering Equity Grants that may be made pursuant to the Founders Agreement as further described in Item 3 above; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (c) The Reporting Person is the beneficial owner of 2,444,239 shares of the Issuer’s common stock, including beneficial ownership of 700,000 shares of the Issuer’s Class A common stock, representing 11.3% of all outstanding shares of the Issuer’s common stock. This percentage is based upon 20,893,485 shares of the Issuer’s common stock as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, 80,906 shares of Issuer’s common stock issued as an Offering Equity Grant, and the conversion of all 700,000 shares of the Class A common stock.

(d) Except with respect to the Warrants described in Footnote 1, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock and Class A common stock owned by the Reporting Person.

(e) Not Applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Founders Agreement in Item 3 and the Warrants in Footnote 1 above.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01	Amended and Restated Certificate of Incorporation of Checkpoint Therapeutics, Inc., dated March 3, 2015, incorporated by reference to Exhibit 3.1 to the Form 10-12G filed by the Issuer with the SEC on July 11, 2016 (File No. 000-55506).*

Exhibit 7.02	Amendment to the Amended and Restated Certificate of Incorporation of Checkpoint Therapeutics, Inc., dated June 14, 2018, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Issuer with the SEC on August 7, 2018 (File No. 001-38128).*

Exhibit 7.03	Form of Amended and Restated Common Stock Warrant issued by Reporting Person to Dr. Rosenwald and Mr. Weiss for Issuer common stock, incorporated by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Person with the SEC on May 26, 2017 (File No. 005-89990).*

Exhibit 7.04	Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Checkpoint Therapeutics, Inc. dated July 11, 2016 and effective as of March 17, 2015, incorporated by reference to Exhibit 10.2 to the Form 10-12G filed by the Issuer with the SEC on July 11, 2016 (File No. 000-55506).*

Exhibit 7.05	First Amendment to the Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Checkpoint Therapeutics, Inc. dated October 5, 2017, incorporated by reference to Exhibit 10.2.1 to the Form 10-K filed by the Issuer with the SEC on March 18, 2019 (File No. 001-38128).*

*	Previously Filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2023
FORTRESS BIOTECH, INC.

	By:	/s/ Lindsay A. Rosenwald
	Name:	Lindsay A. Rosenwald, M.D.
	Title:	Chairman, President and Chief Executive Officer